Exhibit 99.1

Lower volatility and resilient results

São Paulo, May 9, 2019. Suzano S.A. (B3: SUZB5 | NYSE: SUZ), one of the largest pulp and integrated paper producers in the world, announces today its consolidated results for the first quarter of 2019 (1Q19). Data of comparison quarters (4Q18, 1Q18 and LTM(4)) are a simple sum or the weighted average of Suzano + Fibria.

HIGHLIGHTS

•                  Merger of Fibria concluded on April 1, 2019 and tranding name change to Suzano S.A.

•                  Adjusted EBITDA(1) and Operating cash generation(2) of R$2.8 billion and R$1.8 billion, respectively.

•                  Pulp adjusted EBITDA(1)/ton of R$1,480/ton.

•                  Average net sales price of pulp in the export market of US$711/ton.

•                  Average net sales price of paper of R$4,000/ton.

•                  Synergies — capture curve as planned.

•                  Pulp cash cost mainly impacted by higher fixed cost: R$667/ton ex-downtimes.

Financial Data (R$ million)	1Q19	1Q18(3)	Δ Y-o-Y	4Q18(3)	Δ Q-o-Q	LTM 1Q19
Net Revenue	5,699	6,692	-15%	7,242	-21%	30,709
Adjusted EBITDA(1)	2,761	3,352	-18%	3,550	-22%	15,770
Adjusted EBITDA Margin(1)	48%	50%	-2 p.p.	49%	-1 p.p.	51%
Adjusted EBITDA Margin ex- Klabin(1)	50%	53%	-323%	52%	-2 p.p.	54%
Net Financial Result	(1,936)	(427)	353%	1,679	—	(9,257)
Net Income	(1,229)	1,428	—	2,987	—	721
Operating Cash Generation(2)	1,781	2,583	-31%	2,465	-28%	11,907
Net Debt /Adjusted EBITDA(1) (x) - R$	3.4 x	1.9 x	1.5 x	1.5 x	1.9 x	3.4 x
Net Debt /Adjusted EBITDA(1) (x) - US$	3.3 x	1.9 x	1.5 x	1.4 x	1.9 x	3.3 x

Operational Data (‘000 tons)	1Q19	1Q18(3)	Δ Y-o-Y	4Q18(3)	Δ Q-o-Q	LTM 1Q19
Sales	2,003	2,751	-27.2%	2,435	-17.7%	10,518
Pulp	1,729	2,467	-29.9%	2,085	-17.1%	9,274
Paper(3)	274	284	-3.5%	350	-21.7%	1,244
Production	2,465	2,802	-12.0%	2,918	-15.5%	11,187
Pulp	2,173	2,508	-13.4%	2,581	-15.8%	9,924
Paper(3)	292	294	-0.8%	337	-13.5%	1,263

(1)  Excludes non-recurring items. | (2) Operating cash generation corresponds to Adjusted EBITDA less maintenance Capex. | (3) Includes results of the Consumer Goods Unit. | (4) Last 12 months.

The consolidated quarterly information has been prepared in accordance with the Securities and Exchange Commission and Accounting Standard Committee (CPC) standards and is in compliance with International Accounting Standard (IFRS) issued by the International Accounting Standard Board (IASB). The data contained in this document was obtained from the financial information as made available to the CVM. The operating and financial information is presented based on consolidated numbers in Reais (R$). Summaries may diverge due to rounding. Non-financial data, such as volume, quantity, average price, in Reais and Dollars, were not reviewed by independent auditors.

CONTENTS

PULP BUSINESS PERFORMANCE	3
PULP SALES VOLUME AND REVENUE	3
PULP CASH COST	4
PULP SEGMENT EBITDA	5
OPERATING CASH FLOW FROM THE PULP SEGMENT	6
PAPER BUSINESS PERFORMANCE	7
PAPER SALES VOLUME AND REVENUE	7
OPERATING CASH FLOW FROM THE PAPER SEGMENT	8
ECONOMIC AND FINANCIAL PERFORMANCE	9
NET REVENUE	9
PRODUCTION	9
COST OF GOODS SOLD	10
OPERATING EXPENSES	11
ADJUSTED EBITDA	13
FINANCIAL INCOME (EXPENSES)	14
DERIVATIVES OPERATIONS	15
DEBT	16
CAPITAL INVESTMENTS	18
OPERATIONAL CASH GENERATION	19
IFRS 16	19
DIVIDENDS	19
SYNERGIES	20
CAPITAL MARKETS	21
FIXED INCOME	22
RATING	22
EVENTS SUBSEQUENT TO THE REPORTING PERIOD	23
UPCOMING EVENTS	24
IR CONTACTS	24
APPENDICES(2)	25
APPENDIX 1 — Operating Data	25
APPENDIX 2 — Consolidated Statement of Income	27
APPENDIX 3 — Consolidated Balance Sheet	28
APPENDIX 4 — Consolidated Statement of Cash Flow	29
APPENDIX 5 — EBITDA	30
APPENDIX 6 — Segmented Income Statement	31
Forward-Looking Statements	32

PULP BUSINESS PERFORMANCE

PULP SALES VOLUME AND REVENUE

The beginning of 2019 was marked by a challenging market scenario. Pulp demand in the first quarter, which is traditionally weaker, was further affected by uncertainties related to macroeconomic factors and the weak performance of the graphic paper segments, especially in the Asian and European markets. However, the market conditions showed an improvement in the demand at the end of the quarter, especially in Asia.

Suzano sold 1,729 thousand tons of market pulp in 1Q19 (including Klabin volumes), 17% less than in 4Q18 and 30% in comparison to 1Q18, due to its commercial strategy.

Average net price in U.S. dollar of Suzano was US$705/ton in 1Q19, down US$32/ton (-4%) and US$13/ton (-2%) compared to 4Q18 and 1Q18, respectively. Average net price in dollar in the export market was US$711/ton (-4% vs. 4Q18 and -2% vs. 1Q18).

Average net price in Brazilian real in 1Q19 was R$2,660/ton, 5% lower than in 4Q18, impacted by pulp price reduction in USD and the 1% appreciation of the BRL against the USD in the same period. Compared to 1Q18, average net price in reais increased 14%, due to the depreciation of the average BRL against the USD of 16%, partially offset by the decrease of 2% of the net pulp price in USD.

PULP CASH COST

Consolidated cash cost of market pulp production in 1Q19 was R$667/ton excluding downtimes and R$733/ton including downtimes.

Cash cost ex-downtime in 1Q19 increased R$55/ton in relation to 1Q18 (+9%), mainly due to: i) the higher fixed cost caused by lower production volume; ii) the higher wood cost due to supply mix and higher average radius; and iii) the higher prices of inputs, especially natural gas. These effects were partially offset by better results from energy sales which, in turn, were caused by the increase in prices and sales volumes.

Cash cost ex-downtime in 1Q19 increased R$16/ton vs. 4Q18 (+2%), mainly due to the higher fixed cost on account of the lower production volume in the period, and the higher wood cost (supply mix). These effects were partially offset by better results from energy sales, which too were due to higher prices and sales volumes.

Consolidated cash cost of market pulp production in the last 12 months was R$ 634/ton excluding downtime (vs. R$ 595/ton in LTM 1Q18) and R$ 664/ton including downtime (vs. R$ 619/ton in LTM 1Q18).

PULP SEGMENT EBITDA

Pulp Segment	1Q19	1Q18	Δ Y-o-Y	4Q18	Δ Q-o-Q
Adjusted EBITDA (R$ million)	2,471	3,109	-21%	3,120	-21%
Sales volume (th. ton) — ex-Klabin	1,669	2,307	-28%	1,924	-13%
Pulp Adjusted EBITDA ex-Klabin (R$/ton)	1,480	1,348	10%	1,621	-9%

Adjusted EBITDA from the pulp segment in relation to 1Q18 mainly reflects the lower sales volume, higher cash COGS and higher average net pulp price in BRL.

OPERATING CASH FLOW FROM THE PULP SEGMENT

Pulp Segment (R$ million)	1Q19	1Q18	Δ Y-o-Y	4Q18	Δ Q-o-Q
Adjusted EBITDA	2,471	3,109	-21%	3,120	-21%
Maintenance Capex	(894)	(719)	24%	(1,029)	-13%
Operating Cash Flow	1,577	2,390	-34%	2,091	-25%

(1) Excludes sales volumes from Klabin.

Pulp operating cash flow was 9% lower than 1Q18, due to the adjusted EBITDA reduction and maintenance capex increase. Quarter-on-quarter, the decrease is explained also by the Adjusted EBITDA decrease, partially offset by lower maintenance capex.

PAPER BUSINESS PERFORMANCE

PAPER SALES VOLUME AND REVENUE

According to the Forestry Industry Association (Ibá), domestic sales of printing & writing paper and paperboard contracted 4% between 1Q19 and the same period the previous year, while imports decreased 13%.

Suzano’s paper sales totaled 274 thousand tons in 1Q19, down 3% from 1Q18, reflecting the market performance. The 22% decrease in sales volume compared to 4Q18 is explained by the seasonal nature of the domestic market in these product lines.

Average net price sold in the domestic market stood at R$4,098/ton in 1Q19, representing increases of R$119/ton (3%) and R$757/ton (23%) compared to 4Q18 and 1Q18, respectively, which is in line with the upward trend in prices in the domestic market.

In USD, the average net paper price in the export market in 1Q19 was US$995/ton, increasing US$5/ton (1%) from 4Q18 and US$50/ton (5%) from 1Q18. In BRL, the price of paper exported in 1Q19 was R$3,752/ton, decreasing R$18/ton (-1%) from 4Q18 and increasing R$687/ton (22%) from 1Q18, mainly due to exchange rate variation in the period.

EBITDA FROM THE PAPER SEGMENT

Paper Segment	1Q19	1Q18	Δ Y-o-Y	4Q18	Δ Q-o-Q
Adjusted EBITDA (R$ million)	290	243	19%	431	-33%
Sales volume (ton)	274	284	-3%	350	-22%
Paper Adjusted EBITDA (R$/ton)	1,058	855	24%	1,229	-14%

The performance of Adjusted EBITDA from paper in 1Q19 compared to 1Q18 is explained by price increases, especially in the domestic market, depreciation of the BRL against the USD and reduction in administrative expenses. Compared to 4Q18, the decrease was caused by lower sales volume, mainly due to the seasonality period, higher expenses as a result of the general maintenance downtimes (lower dilution of fixed costs) and higher expenses with inputs.

OPERATING CASH FLOW FROM THE PAPER SEGMENT

Paper Segment (R$ million)	1Q19	1Q18	Δ Y-o-Y	4Q18	Δ Q-o-Q
Adjusted EBITDA	290	243	19%	431	-33%
Maintenance Capex	(87)	(50)	74%	(56)	55%
Operating Cash Flow	203	193	5%	375	-46%

ECONOMIC AND FINANCIAL PERFORMANCE

NET REVENUE

Suzano’s net revenue in 1Q19 amounted to R$5,699 million. Pulp and paper sales in the quarter totaled 2,003 thousand tons, decreasing by 18% from 4Q18 and by 27% from 1Q18.

(1) Does not include port services revenue from Portocel.

The performance of consolidated net revenue in 1Q19 compared to 4Q18 is largely explained by lower pulp sales volume (-17%) and, to the decline in the average net price of pulp in U.S. dollars (-4%) and the 1% appreciation of the BRL against the USD.

Compared to 1Q18, the decline in net revenue is mainly due to the 30% drop in pulp sales volume, which was partially offset by the increase on the net pulp price in BRL (+17%), due to the the depreciation of the average BRL against the USD (16%) and by the increase in paper revenue (+19%), as a result of higher prices.

PRODUCTION

Production (th. ton)	1Q19	1Q18	Δ Y-o-Y	4Q18	Δ Q-o-Q
Market Pulp	2,173	2,508	-13%	2,581	-16%
Paper	292	294	-1%	337	-13%
Total	2,465	2,802	-12%	2,918	-16%

In the 1st quarter of 2019, we carried out scheduled downtimes at the B and C lines of the Aracruz Unit, line 2 of the Mucuri Unit, as well as at the Limeira, Suzano and Veracel Units. In addition, production volumes were impacted by the Company’s decision in performing its inventory management (currently above normal levels), ensuring demand was met in the period. According to Material Fact released on May 9, 2019, the Company plans to produce a total market pulp production of 9.0 to 9.4 million tons by 2019. This production adequacy aims the inventory management during the year, having fully assured the availability of pulp to meet the demand of our customers.

See below the maintenance downtimes schedule at Suzano from 2018 through 2020:

(1) Veracel is a joint operation between Suzano (50%) and Stora Enso (50%) with total annual capacity of 1,120 thousand tons.

(2) Includes integrated capacities.

COST OF GOODS SOLD

COGS — Income Statement (R$ million)	1Q19	1Q18	Δ Y-o-Y	4Q18	Δ Q-o-Q
Pulp	3,980	3,168	26%	3,020	32%
Paper	745	623	20%	825	-10%
Consolidated	4,725	3,791	25%	3,845	23%

COGS — Income Statement (R$/ton)	1Q19	1Q18	Δ Y-o-Y	4Q18	Δ Q-o-Q
Pulp	2,302	1,284	79%	1,449	59%
Paper	2,716	2,192	24%	2,354	15%
Consolidated	2,359	1,378	71%	1,579	49%

As a result of the assets combination with Fibria, Suzano assessed the fair market value of the assets acquired and liabilities assumed from Fibria and made the corresponding allocations in the balance sheet (Purchase Price Allocation — PPA — please see note 1.1 of the quarter Financial Statements). For an operational analysis purposes in 1Q19, the following information excludes the effects of the allocation of surplus value on COGS in the period, whose impact was an additional expense of R$1,360 million in COGS.

COGS — ex-PPA (R$ million)	1Q19	1Q18	Δ Y-o-Y	4Q18	Δ Q-o-Q
Pulp	2,620	3,168	-143%	3,020	-145%
Paper	745	623	20%	825	-10%
Consolidated	3,365	3,791	-116%	3,845	-116%

COGS — ex-PPA (R$/ton)	1Q19	1Q18	Δ Y-o-Y	4Q18	Δ Q-o-Q
Pulp	1,515	1,284	18%	1,449	5%
Paper	2,716	2,192	24%	2,354	15%
Consolidated	1,680	1,378	22%	1,579	6%

Excluding the above effect from PPA, COGS in 1Q19 came to R$3,365 million, or R$1,680/ton. Compared to 1Q18, COGS decreased 11%, due to lower pulp sales volume, which was partially offset by higher cash COGS, mainly due to a higher concentration of general maintenance downtimes in 1Q19, reduced benefits from the Reintegra program, higher cash cost ex-downtimes and the higher sales volumes from Consumer Goods business. Note the effect on COGS of R$81 million in this quarter of alignment of the accounting allocation criteria, after the combination of assets with Fibria, which refers mainly to the reclassification to COGS of a portion of logistics expenses, up to 2018 recorded under selling expenses in Fibria.

Compared to 4Q18, the 12% decrease was due to lower pulp and paper sales volume, partially offset by higher cash COGS which, in turn, was impacted by higher cost with scheduled maintenance downtimes and higher cash production cost ex-downtimes. The aforementioned effect of accounting allocation criteria mainly on logistics expenses from “selling expenses” to “logistic costs” in COGS represents an impact of R$48 million in 1Q19. vs. 4Q18.

OPERATING EXPENSES

Operating Expenses — Income Statement (R$ million)	1Q19	1Q18	Δ Y-o-Y	4Q18	Δ Q-o-Q
Selling Expenses	441	307	44%	340	30%
General and Administrative Expenses	331	221	49%	400	-17%
Total Expenses	772	528	46%	740	4%
Total Expenses/Sales Volume (R$/ton)	385	192	101%	304	27%

Operating Expenses — ex-PPA (R$ million)	1Q19	1Q18	Δ Y-o-Y	4Q18	Δ Q-o-Q
Selling Expenses	236	307	-23%	340	-31%
General and Administrative Expenses	330	221	49%	400	-17%
Total Expenses	566	528	7%	740	-24%
Total Expenses/Sales Volume (R$/ton)	282	192	47%	304	-7%

Excluding the effects of PPA of R$205 million from the result in 1Q19, selling expenses decreased 23% from 1Q18 due to the effect of the alignment of accounting allocation criteria with the Fibria shares merger (mainly selling expenses now booked under COGS in 1Q19). Moreover, there was a decrease due to lower sales volume, which was offset by the appreciation in the average USD / BRL rate (+16%), lower fixed cost dilution and the structuring of the Consumer Goods business.

Compared to 4Q18, the 31% decrease is also explained by the alignment of the accounting allocation criteria of R$45 million. The remaining variation is mainly due to lower sales volume.

Excluding the same PPA effect from general and administrative expenses (R$1 million), the 49% increase in this line compared to 1Q18 is due to the R$48 million accounting allocation (related to a part of variable compensation and contingencies, previously allocated as “other operational expenses/revenues”), in addition to expenses arising from the transaction with Fibria, the end of tax exemptions on payroll and the bigger Consumer Goods structure, especially after the Facepa merger.

Compared to 4Q18, apart from the accounting allocation effect of R$163 million, the decrease is due to lower expenses with variable compensation and expenses related to the transaction with Fibria.

ADJUSTED EBITDA

Consolidated	1Q19	1Q18	Δ Y-o-Y	4Q18	Δ Q-o-Q
Adjusted EBITDA (R$ million)	2,761	3,352	-18%	3,550	-22%
EBITDA Margin ex-Klabin (%)	50%	53%	-3 p.p.	52%	-2 p.p.
Sales Volume ex-Klabin (th. ton)	1,944	2,591	-25%	2,275	-15%
Adjusted EBITDA ex-Klabin (R$/ton)	1,421	1,294	10%	1,561	-9%

Adjusted EBITDA in 1Q19 was R$2,761 million, and the decrease in relation to 1Q18 was mainly explained by the lower pulp and paper sales volume (-27%), and the higher cash COGS, as explained earlier. These factors were partially offset by the apreciation of the USD against the BRL (-16%).

Compared to 4Q18, Adjusted EBITDA was mainly affected by the lower sales volume of pulp and paper, higher cash COGS, the lower net pulp price in U.S. dollars (-4%) and lower average FX.

FINANCIAL INCOME (EXPENSES)

Financial Result (R$ million)	1Q19	1Q18	Δ Y-o-Y	4Q18	Δ Q-o-Q
Financial Expenses	(993)	(551)	80%	(860)	15%
Interest on loans and financing (local currency)	(421)	(245)	72%	(374)	13%
Interest on loans and financing (foreign currency)	(448)	(212)	112%	(380)	18%
Capitalized interest (1)	1	3	-83%	0	22%
Other financial expenses	(125)	(98)	27%	(107)	17%
Financial Income	149	105	42%	359	-58%
Interest on financial investments	140	87	61%	341	-59%
Other financial income	9	18	-49%	19	-50%
Monetary and Exchange Variations	(456)	(107)	326%	635	-172%
Foreign exchange variations (Debt)	(306)	(96)	217%	850	-136%
Other foreign exchange variations	(150)	(11)	1316%	(216)	-30%
Derivative income (loss), net (2)	(637)	126	-607%	1,545	-141%
Cash flow hedge	(75)	38	—	1,290	—
Debt hedge	(563)	89	—	316	—
Others(3)	2	(1)	—	(61)	—
Net Financial Result	(1,936)	(427)	353%	1,679	-215%

(1) Capitalization of interest related to works in progress.

(2) Mark-to-market variation plus adjustments paid and received, considering the closing exchange rate of the month (R$/US$3.8967 on 3/31/2019).

(3) Considers commodities hedge and embedded derivatives.

Financial expenses increased 15% in 1Q19 compared to 4Q18 and were impacted by funding operations in late 2018 and the first quarter of 2019, due to the asset combination with Fibria. Compared to 1Q18, the 80% increase in financial expenses reflects the loans taken out for the business combination with Fibria and higher average FX (1Q19: 3.77 | 1Q18: 3.24).

Compared to 4Q18, financial income in 1Q19 was negatively impacted by the cash positions decrease due to payments related to the business combination with Fibria.

Exchange variation and inflation adjustment had a negative impact of R$456 million on the Company’s financial result in the quarter, due to the 0.6% depreciation of the BRL against the closing USD on the foreign currency portion of the debt and due to fresh borrowings in 1Q19 at a more appreciated FX, whose negative accounting effect on total foreign currency debt has cash effects only at the respective maturities.

The derivatives operations result was impacted by the high volatility in the financial market during the quarter, which caused a large variation in the MtM (mark to market) of derivative operations. This variation in MtM can be explained mainly by: 1) the contracting of new operations during the quarter and 2) the variation of the Pre curve in the CDI x USD swaps, the Libor variation in the Libor x USD swaps and the depreciation of the exchange rate on the existing contracts. The mark-to-market of derivative financial instruments at March 31, 2019 was negative by R$1,540 million, against the negative MtM of R$879 million as of December 31, 2018, resulting in a negative variation of R$662 million.

The Company posted a net financial expense of R$ 1,936 million in 1Q19, compared to net financial income of R$ 1,679 million in 4Q18 and a net financial expense of R$ 427 million in 1Q18.

DERIVATIVES OPERATIONS

Suzano carries out derivatives operations exclusively for hedging purposes.

The Company’s currency exposure policy seeks to minimize the volatility of its cash generation and to impart greater flexibility to cash flow management. The policy currently stipulates that surplus dollars may be partially hedged (up to 75% of the exchange variation exposure over the next 18 months) using plain vanilla instruments such as Zero Cost Collars (ZCC) and Non-Deliverable Forwards (NDF).

ZCC operations establish minimum and maximum limits for the exchange rate that minimize adverse effects in the event of a strong appreciation of the BRL. If the exchange rate is within such limits, the Company neither pays nor receives any financial adjustments. For extreme scenarios of BRL appreciation, the Company is protected. At the same time, this characteristic allows for capturing greater benefits from export revenue in a potential scenario of USD appreciation within the range contracted. The current scenario of volatility in the BRL/USD exchange rate made this the best strategy to hedge the cash flow of the Company, which is constantly monitoring the market and analyzing the attractiveness at any given moment for full or partial reversal of the operation.

On March 31, 2019, the amount outstanding of the operations (notional) involving forward dollar sales through ZCCs was US$6,295 million, whose maturities are distributed from April 2019 to September 2020 and were contracted in a range from R$3.58 to R$4.28, as well as NDFs whose reference (notional) was US$150 million, with an average forward rate of R$4.04. The mark-to-market (fair value) of ZCC and NDF operations was negative at R$233 million and positive at R$16 million, respectively, at the end of the quarter.

Cash Flow Hedge	Maturity	Strike Range / Average Forward	Notional (US$ million)
Zero-Cost Collars	2Q19	3.58 - 4.11	1,170
Zero-Cost Collars	3Q19	3.72 - 4.09	1,635
Zero-Cost Collars	4Q19	3.73 - 4.14	1,170
Zero-Cost Collars	1Q20	3.87 - 4.28	940
Zero-Cost Collars	2Q20	3.86 - 4.19	695
Zero-Cost Collars	3Q20	3.93 - 4.09	685
NDF	3Q19	4.04	150
Total			6,445

The Company also uses currency and interest rate swaps to mitigate the effects of exchange and interest rate variations on the balance of debt and cash flow. Contracts swapping different interest rates and inflation indices may be executed as a way to mitigate the mismatch between financial assets and liabilities.

On March 31, 2019, the Company held US$3,209 million in swaps of CDI x USD, US$2,757 million in swaps of Libor for a fixed rate in USD, US$210 million in Pre x USD and R$844 million in swaps from IPCA to CDI. In 1Q19, the derivative operations resulted in a loss of R$563 million. The mark-to-market (fair value) of these operations was negative by R$1,570 million at the end of the quarter.

Debt Hedge	Maturity	Currency	Notional (million)
Swap (PRÉ x USD)	2019	USD	10
Swap (CDI x USD)	2020	USD	1,559
Swap (IPCA x CDI)	2023	BRL	844
Swap (LIBOR x USD)	2023	USD	757
Swap (LIBOR x USD)	2024	USD	2,000
Swap (PRÉ x USD)	2024	USD	200
Swap (CDI x USD)	2026	USD	1,650

Forestry partnership agreements and timber supply agreements signed on December 30, 2013 by Fibria Celulose S.A. are denominated in USD per cubic meter of standing timber, adjusted by U.S. inflation measured by the Consumer Price Index (CPI), which is not related to inflation in the economic environment where the forests are located and, hence, constitutes an embedded derivative. This instrument, presented in the table below, consists of a swap contract with the short leg consisting of the variations in the U.S. CPI during the period of the agreements mentioned below. See note 4 of the 1Q19 Financial Statements for more details and for a sensitivity analysis of the fair value in case of a substantial variation in the U.S. CPI. On March 31, 2019, the outstanding amount (notional) of the operation was US$713 million. The mark-to-market (fair value) of these operations was positive at R$241 million at the end of the quarter

Embedded Derivative	Maturity	Index	Notional (US$ million)
Embedded Derivative	2035	Fixed USD - USD US-CPI	713
Total			713

* Debt in BRL converted to USD considering closing FX of the month (R$/US$ 3.8967 on March 31, 2019).

DEBT

Debt (R$ million)	03/31/2019	03/31/2018	Δ Y-o-Y	12/31/2018	Δ Q-o-Q
Local Currency	19,605	11,619	69%	17,859	10%
Short Term	3,740	1,188	215%	2,455	52%
Long Term	15,865	10,430	52%	15,404	3%
Foreign Currency	41,160	19,949	106%	38,546	7%
Short Term	3,694	1,362	171%	4,048	-9%
Long Term	37,466	18,587	102%	34,498	9%
Gross Debt	60,765	31,568	92%	56,405	8%
(-) Cash	6,959	9,802	-29%	32,436	-79%
Net Debt	53,806	21,766	147%	23,969	124%
Net Debt/Adjusted EBITDA(1) (x) — R$	3.4x	1.9x	1,5x	1.5x	1,9x
Net Debt/Adjusted EBITDA(1) (x) — US$	3.3x	1.9x	1,5x	1.4x	1,9x

(1) Excludes nonrecurring items.

Gross debt on March 31, 2019 amounted to R$61 billion, composed of 88% long-term maturities and 12% short-term maturities, with 68% denominated in foreign currency and 32% in local currency. The percentage of gross debt denominated in foreign currency, considering the effect of debt hedge from BRL to USD, was 89%. The 8% increase in gross debt vs. 4Q18 reflects the fresh borrowings in the quarter for the business combination with Fibria and the settlements in the normal course of debt amortization, as well as liability management processes.

Suzano contracts debt in foreign currency as a natural hedge, since net operating cash generation is denominated in foreign currency. This structural exposure allows it to contract export financing in USD to match financing payments with receivables from sales.

The balance of cash and cash equivalents on March 31, 2019 was R$6,959 million, of which 61% were invested in local currency, government bonds and fixed-income instruments, while the remainder was invested in short term investments abroad.

The Company has 2 untapped revolving credit facility in the amount of R$2,948 million which is available through 2024. These funds, although untapped, help improve the company’s liquidity conditions. As a result, the current cash position of R$6,959 million plus this line of R$2,948 million amounts to a readily available cash position of R$9,907 million. Accordingly, the ratio of cash (including the stand by credit facility) to short-term debt stood at 1.3x at March 31, 2019.

On March 31, 2019, net debt stood at R$54 billion (US$14 billion), compared to R$24 billion (US$6 billion) on December 31, 2018. The variation is mainly due to the payment of approximately R$28 billion to settle the transaction with Fibria.

* Transaction costs (issuance, borrowings, etc.) and impacts of the fair value resulting from Fibria transaction.

The leverage ratio measured by net debt to Adjusted EBITDA in BRL stood at 3.4 times on March 31, 2019, compared to 3.2 times on December 31, 2018 (as per the pro forma result presented in the 4Q18 earnings release). In USD, the ratio of net debt to Adjusted EBITDA was 3.3 times on March 31, 2019 vs 1.5 times at the end of 2018.

On March 31, 2019, the average cost of debt in BRL was 4.7% p.a. (considering the debt in BRL adjusted by the market swap curve). The average term of consolidated debt ended the period at 75 months (vs. 77 months in December 2018).

(1) Considers the share of the debt with swap to foreign currency. The original debt was 68% in USD and 32% in BRL.

CAPITAL INVESTMENTS

In 1Q19, capital investments totaled R$1,428 million, of which R$980 million was invested in forest and industrial maintenance. Investments in Land and Forests totaled R$278 million, and were aimed at capturing gains from current operations, as well as creating alternatives for business growth.

In 2019, Capex is estimated at R$6.4 billion, of which R$4.0 billion in Maintenance Capex and R$1.4 billion related to acquisitions of land and forests.

Capex (R$ million)	1Q19	1Q18	Δ Y-o-Y	4Q18	Δ Q-o-Q
Sustaining	980	769	27%	1,085	-10%
Industrial Maintenance	167	112	50%	226	-26%
Forestry Maintenance	786	643	22%	841	-6%
Other	27	14	86%	18	46%
Expansion and Modernization	79	1,376	-94%	180	-56%
Land and Forestry	278	—	—	301	-8%
Port Terminals	91	—	—	139	-35%
Total	1,428	2,145	-33%	1,705	-16%

OPERATING CASH FLOW GENERATION

(R$ million)	1Q19	1Q18	Δ Y-o-Y	4Q18	Δ Q-o-Q
Adjusted EBITDA	2,761	3,352	-18%	3.550	-22%
Sustaining Capex	(980)	(769)	27%	(1,085)	-10%
Operating Cash Flow	1,781	2,583	-31%	2,465	-28%
Operating Cash Flow (R$/ton)	889	939	-5%	1,013	-12%

Operating cash flow generation, measured by Adjusted EBITDA less sustaining capex, was R$1,781 million in 1Q19. The decrease in relation to 1Q18 reflected the lower sales volume, higher cash COGS and higher maintenance Capex, which was partially offset by the appreciation of the average USD against the BRL in the period. In relation to 4Q18, the 28% decrease mainly reflects the lower sales volume, higher cash COGS and lower pulp prices.

IFRS 16

The Company adopted accounting standard CPC 06(R2) / IFRS 16 as of January 1, 2019. As a result, it recognized on January 1, 2019 the amounts corresponding to the right-of-use of current contracts, in amounts equivalent to the present value of obligations assumed with its counterparties. These balances will be amortized over the terms of the leases. Upon adoption of the standard, the Company recognized R$4,016 million lease liabilities for contracts that meet the definition of lease. Such liabilities were recorded in the “Trade Accounts Payable — Lease” (current and non current), not being characterized as debt. Most of the impact referes to land lease (R$2,072 million), followed by leasing of ships (R$1,656 million). For further details, please refer to note 18.2 of the 1Q19 financial statements.

DIVIDENDS

The Bylaws of Suzano establish that, for the purposes of minimum mandatory dividend, the lowest of the following amounts should be considered: i) 25% of net income from the year, less Legal Reserve and Tax Incentives;  or ii) 10% of Operating Cash Generation in the fiscal year.

The Annual Shareholders Meeting held on April 18, 2019 approved the payment of dividends totaling R$600 million, corresponding to R$ 0.44470086 per common share of the Company, of which R$ 3.5 million as mandatory minimum dividends and R$ 596.5 million attributable to the existing profit reserves. The dividend base date was April 18, 2019 (ex-dividend date - April 19, 2019) and the payment was made by the Company on April 30, 2019.

SYNERGIES

On March 26, 2019, the Company announced its projected synergy gains from the business combination with Fibria Celulose S.A. Suzano expects to capture gradually from 2019 to 2021, operating synergies estimated at between R$800 million and R$900 million per year (before taxes) on a recurring basis after 2021, through a reduction in costs, expenses and capital expenditure in the procurement, forest, industrial, logistics, sales, administrative and personnel areas, and expects to capture tax synergies that will result in tax deductible of around R$2.0 billion a year, from the merger of Fibria with Suzano.

The estimated amount of operating synergies mentioned above does not include the costs of implementing the initiatives linked to these synergies, which are estimated by the Company at approximately R$200 million by 2021, 50% of which is planned for 2019. Synergies have been captured as planned.

CAPITAL MARKETS

On March 31, 2019, SUZB3 stock was quoted at R$46.55/share and SUZ stock was quoted at US$24.13. The Company’s stock is listed on the Novo Mercado, the trading segment of the São Paulo Exchange (B3) with the highest corporate governance standards, and also is traded on the New York Stock Exchange (NYSE) - Level II.

Source: Bloomberg.

Source: Bloomberg.

On March 31, 2019, the capital stock of the Company was represented by 1,361,263,584 common shares, of which 12,042,004 were treasury shares. Suzano’s market capitalization stood at R$63.4 billion on March 31, 2019. In 1Q19, free float corresponded to 53.3% of the total capital.

FIXED INCOME

	Unit	Mar/18	Dec/18	Mar/19
Suzano 2021 — Price	USD/k	105.3	103.8	104.6
Suzano 2021 - Yield	%	3.9	3.9	3.3
Fibria 2024 — Price	USD/k	103.4	102.0	105.2
Fibria 2024 — Yield	%	4.6	4.8	4.1
Fibria 2025 — Price	USD/k	96.8	94.7	98.7
Fibria 2025 — Yield	%	4.6	5.0	4.2
Suzano 2026 — Price	%	104.9	102.5	106.6
Suzano 2026 - Yield	USD/k	5.0	5.3	4.7
Fibria 2027 - Price	%	103.9	101.1	105.0
Fibria 2027 — Yield	USD/k	5.0	5.3	4.7
Suzano 2029 — Price	USD/k	—	102.5	106.5
Suzano 2029 - Yield	%	—	5.7	5.1
Suzano 2047 — Price	USD/k	113.3	103.0	111.6
Suzano 2047 - Yield	%	6.0	6.8	6.1
Treasury 10 years	%	2.7	2.7	2.4

RATING

Agency	National Scale	Global Scale	Outlook
Fitch Ratings	AAA	BBB-	Stable
Standard & Poor’s	brAAA	BBB-	Stable
Moody’s	Aaa.br	Ba1	Stable

EVENTS SUBSEQUENT TO THE REPORTING PERIOD

On April 1, 2019, the Company announced to the market the approval of the merger of Fibria Celulose S.A., a wholly-owned subsidiary of the Company, with the transfer of all its shareholders’ equity into the Company and its consequent dissolution. Consequent to the merger, the Company will succeed Fibria in all its rights and obligations. For further details, please refer to note 28 of the Financial Statements.

On April 29 and April 30, 2019 Suzano S.A, performed the integral optional amortization of the totality of the ECA (Export Credit Agencies), through the payment of the principal total amount of US$208 million (equivalent to R$822 million).

UPCOMING EVENTS

Earnings Conference Call (1Q19)

Date: May 10, 2019 (Friday)

Portuguese (simultaneous translation)	English
2:00 p.m. (Brasília)	2 p.m. (Brasília)
1:00 p.m. (New York)	1 p.m. (New York)
6:00 p.m. (London)	6 p.m. (London)
Tel: +55 (11) 3193-1001 or (11) 2820-4001	Tel: +1 (646) 828-8246 (access code: Suzano)

Please connect 10 minutes before the conference call is scheduled to begin.

The conference call will be held in English, feature a slide presentation and be transmitted simultaneously via webcast. The access links will be available on the Company’s Investor Relations website (www.suzano.com.br/ir).

If you are unable to participate, the webcast link will be available for future consultation on the Investor Relations website of Suzano S.A.

IR CONTACTS

Marcelo Bacci

Camila Nogueira

Danielle Cheade

Fernanda Brienza

Roberto Costa

Raimundo Guimarães

Tel.: +55 (11) 3503-9330

ri@suzano.com.br

www.suzano.com.br/ir

APPENDICES(2)

APPENDIX 1 — Operating Data

Revenue breakdown (R$ ‘000)	1Q19	1Q18	Δ Y-o-Y	4Q18	Δ Q-o-Q
Exports	4,385,794	5,512,485	-20%	5,606,756	-22%
Pulp	4,096,451	5,220,214	-22%	5,218,305	-21%
Paper	289,343	292,271	-1%	388,451	-26%
Domestic Market	1,313,206	1,154,407	14%	1,612,460	-19%
Pulp	505,535	524,145	-4%	634,383	-20%
Paper	807,672	630,262	28%	978,077	-17%
Total Net Revenue	5,699,000	6,666,892	-15%	7,219,216	-21%
Pulp	4,601,986	5,744,359	-20%	5,852,688	-21%
Paper	1,097,014	922,533	19%	1,366,528	-20%

Sales volume (tons)	1Q19	1Q18	Δ Y-o-Y	4Q18	Δ Q-o-Q
Exports	1,604,730	2,307,305	-30%	1,946,532	-18%
Pulp	1,527,621	2,211,951	-31%	1,843,511	-17%
Paper	77,109	95,353	-19%	103,021	-25%
Paperboard	10,940	14,332	-24%	17,380	-37%
Printing & Writing	66,169	81,021	-18%	85,641	-23%
Domestic Market	398,574	443,676	-10%	486,985	-18%
Pulp	201,462	254,988	-21%	241,127	-16%
Paper	197,112	188,688	4%	245,858	-20%
Paperboard	30,174	30,021	1%	34,129	-12%
Printing & Writing	145,321	148,364	-2%	188,857	-23%
Other paper(1)	21,617	10,303	110%	22,872	-5%
Total sales volume	2,003,304	2,750,981	-27%	2,434,899	-18%
Pulp	1,729,082	2,466,939	-30%	2,084,638	-17%
Paper	274,222	284,041	-3%	350,261	-22%
Paperboard	41,114	44,353	-7%	51,509	-20%
Printing & Writing	211,177	229,385	-8%	274,498	-23%
Other paper(1)	21,931	10,303	113%	24,254	-10%

Average net price (R$/ton)	1Q19	1Q18	Δ Y-o-Y	4Q18	Δ Q-o-Q
Exports	2,733	2,389	14%	2,880	-5%
Pulp	2,682	2,360	14%	2,831	-5%
Paper	3,752	3,065	22%	3,771	0%
Domestic Market	3,295	2,602	27%	3,311	0%
Pulp	2,509	2,056	22%	2,631	-5%
Paper	4,098	3,340	23%	3,978	3%
Total	2,845	2,423	17%	2,965	-4%
Pulp	2,662	2,329	14%	2,808	-5%
Paper	4,000	3,248	23%	3,901	3%

Average net price (US$/ton)	1Q19	1Q18	Δ Y-o-Y	4Q18	Δ Q-o-Q
Exports	725	737	-2%	756	-4%
Pulp	711	728	-2%	743	-4%
Paper	995	945	5%	990	1%
Domestic Market	874	802	9%	869	1%
Pulp	665	634	5%	691	-4%
Paper	1,087	1,030	6%	1,044	4%
Total	754	747	1%	778	-3%
Pulp	706	718	-2%	737	-4%
Paper	1,061	1,001	6%	1,024	4%

(1) Papers of other manufacturers sold by Suzano and tissue paper.

(2) Data of comparison quarters (4Q18 and 1Q18) are a simple sum or the weighted average of Suzano + Fibria.

APPENDIX 2 — Consolidated Statement of Income

Income Statement (R$ mil)	1Q19	1Q18	Δ Y-o-Y	4Q18	Δ Q-o-Q

Net Revenue	5,698,999	6,692,026	-15%	7,241,895	-21%
Cost of Goods Sold	(4,724,893)	(3,791,072)	25%	(3,844,991)	23%
Gross Profit	974,106	2,900,954	-66%	3,396,904	-71%
Gross Margin	17.1%	43.3%	-26 p.p.	46.9%	-30 p.p.

Operating Expense/Income	(789,294)	(604,304)	31%	(1,204,835)	-34%
Selling Expenses	(441,303)	(306,800)	44%	(340,056)	30%
General and Administrative Expenses	(330,765)	(221,321)	49%	(399,924)	-17%
Other Operating Income (Expenses)	(18,884)	(76,130)	-75%	(468,562)	-96%
Equity Equivalence	1,658	(53)	-3228%	3,707	-55%
EBIT	184,812	2,296,650	-92%	2,192,069	-92%

Depreciation, Amortization & Depletion	2,471,286	1,004,938	146%	945,450	161%

EBITDA	2,656,098	3,301,588	-20%	3,137,519	-15%
EBITDA Margin (%)	46.6%	49.3%	-3 p.p.	43.3%	3 p.p.

Adjusted EBITDA(1)	2,761,243	3,352,282	-18%	3,550,406	-22%
Adjusted EBITDA Margin(1)	48.5%	50.1%	-2 p.p.	49.0%	-1 p.p.

Net Financial Result	(1,936,143)	(427,430)	353%	1,679,457	-215%
Financial Expenses	149,322	105,203	42%	359,252	-58%
Financial Revenues	(992,804)	(551,371)	80%	(860,202)	15%
Exchange Rate Variation	(455,727)	(106,930)	326%	635,064	-172%
Net Proceeds Generated by Derivatives	(636,934)	125,668	-607%	1,545,343	-141%
Earnings Before Taxes	(1,751,331)	1,869,220	-194%	3,871,526	-145%

Income and Social Contribution Taxes	522,199	(440,978)	-218%	(884,259)	-159%

Net Income (Loss)	(1,229,132)	1,428,472	-186%	2,987,267	-141%
Net Margin	-21.6%	21.3%	-43 p.p.	41.2%	-63 p.p.

(1) Excluding non-recurring items.

APPENDIX 3 — Consolidated Balance Sheet

Assets (R$ ‘000)	31/03/2019	31/12/2018	31/03/2018

Current Assets
Cash and Cash Equivalent	3,095,885	6,181,900	4,852,443
Financial Applications	3,687,230	25,625,844	4,451,487
Accounts Receivable	3,507,439	3,862,323	3,670,005
Inventories	8,044,651	5,861,406	3,910,279
Recoverable Taxes	944,407	557,832	718,541
Prepaid Expenses	83,196	72,000	183,000
Other Current Assets	957,658	765,426	443,755
Total Current Assets	20,320,466	42,926,731	18,229,510

Non-Current Assets
Other Accounts Receivable	4,631,925	4,595,430	4,480,144
Biological Assets	9,752,742	9,515,526	8,783,567
Investments	228,684	214,381	164,141
Property, Plant and Equipment	41,998,207	32,620,900	31,590,991
Intangible	18,465,253	4,879,131	4,961,193
Right of Use on lease agreements	3,910,574	—	—
Total Non-Current Assets	78,987,385	51,825,368	49,980,036
Total Assets	99,307,851	94,752,099	68,209,546

Liabilities and Equity (R$ ‘000)	31/03/2019	31/12/2018	31/03/2018

Current Liabilities
Accounts Payable	4,049,078	4,166,503	3,065,480
Debentures, Loans and Financing	7,422,784	6,779,732	2,682,367
Tax Liabilities	32,475	372,994	310,352
Salaries and Payroll Taxes	303,419	635,751	267,573
Other Payable	2,407,381	2,402,700	1,165,474
Total Current Liabilities	14,215,137	14,357,680	7,491,246

Non-Current Liabilities
Debentures, Loans and Financing	53,341,845	49,901,771	29,017,178
Deferred Taxes	803,241	1,038,000	1,857,000
Provision	4,112,647	—	—
Derivatives Instruments	2,108,659	1,166,285	206,482
Other Liabilities	4,372,969	2,039,519	1,896,347
Total Non-Current Liabilities	64,739,361	54,145,575	32,977,007

Shareholders’ Equity
Share Capital	9,269,281	15,971,006	15,970,506
Capital Reserve	6,383,671	688,190	400,402
Treasury shares	(218,265)	(218,000)	(240,550)
Profit Reserve	3,677,153	3,604,126	6,176,515
Equity Valuation Adjustment	2,332,964	6,115,681	4,520,420
Retained Earnings/Accumulated Losses	13,137	(318,000)	17,000
Retained Earnings/Losses of the period	(1,226,803)	318,000	813,000
Total Equity	20,231,138	26,161,003	27,657,293

Non-controlling shareholders interests	122,215	87,841	84,000
Total Liabilities and Equity	99,307,851	94,752,099	68,209,546

APPENDIX 4 — Consolidated Statement of Cash Flow

Fluxo de Caixa (R$ mil)	1Q19	1Q18
Cash flow from operating activities
Net income/(loss) for the period	(1,229,132)	1,428,242
Depreciation, depletion and amortization (Note 26)	863,474	1,004,938
Depletion of wood resources from forestry partnership programs	8,986	—
Amortization of fair value — Fibria (Note 26)	1,566,648	—
Amortization of fair value — Facepa (Note 26)	4,218	—
Amortization of right of use agreements - IFRS 16	27,959	—
Appropriation of lease agreements - IFRS 16	38,715	—
Results from sale and disposals of property, plant and equipment and biological assets, net	(11,288)	8,745
Provision for losses and write-off with fixed and biological assets	—	8,982
Equity in earnings of subsidiaries (Note 13 (a) e (c))	(1,658)	37
Exchange and monetary variations, net	455,727	95,653
Interest expenses, net	823,958	388,574
Settlement of interest on financial investments	(228,047)	—
Amortization of the cost of funding	31,574	—
Derivative (gains) losses, net (Note 23)	636,934	(125,668)
Deferred income tax and social contribution expenses (Note 11.1)	(651,448)	(212,550)
Interest on actuarial liabilities (Note 20.2)	13,421	8,617
Provision/ (Reversal) for judicial liabilities	(10,296)	233
Provision for stock-based compensation plan	—	19,262
Allowance for doubtful accounts, net	7,724	6,292
Reversal / (provision) for rebate program	—	(16,617)
Estimated loss (reversal) in inventories and write-offs	(1,739)	(3,045)
Provision for loss of ICMS credits, net	37,063	33,860
Other provisions	65,227	1,160
Decrease (increase) in assets
Related parties	331,901	(97,239)
Trade accounts receivable	(942,669)	(468,286)
Inventories	58,745	(17,759)
Recoverable taxes	84,564	(203,073)
Increase (decrease) in liabilities
Trade accounts payables	75,087	(663,903)
Taxes payable	245,692	(92,000)
Payroll and charges	(332,520)	—
Other liabilities	(304,819)	221,729
Cash provided by operations activities
Payment of interest	(783,745)	(141,488)
Interest received from financial investments	175,057	(200,022)
Payment of other taxes and contributions	—	(154,481)
Payment of income taxes	(310,977)	(20,045)
Net cash from operating activities	744,336	810,148

Cash flow from investing activities
Financial investments	21,756,512	(113,203)
Cash from the acquisition of subsidiaries	—	21,000
Derivative transactions settled	—	37,562
Increase of capital in subsidiaries	(11,216)	—
Advance for acquisition of wood from operations with development	(126,866)	—
Additions to investments	(1,547,610)	(1,136,000)
Acquisition of subsidiaries	(26,002,541)	(310,000)
Proceeds from asset divestment	33,933	16,000
Net cash (used in) / provided by investment activities	(5,897,788)	(1,484,641)

Cash flow from financing activities
Proceeds from loans (Note 17.1)	3,673,049	3,033,000
New leases contracts	50,044	—
Issue of Debentures (Note 17.6)	3,998,780	—
Payment of derivative transactions	24,765	13,000
Payment of loans and financing (Note 17.1)	(1,735,541)	(3,206,000)
Payment of leases	(118,237)	—
Payment of dividends	(68)	—
Payment of debentures (Note 17.6)	(2,000,000)	—
Proceeds from own shares	—	9,000
Others financing	(377)	737
Liabilities for assets acquisitions	(1,701)	—
Treasuary shares	—	211
Net cash (used in) / provided by financing activities	3,890,714	(150,052)
Exchange variation on cash and cash equivalents	(28,830)	(3,000)
Increase (reduction) in cash and cash equivalents	(1,291,568)	(275,000)
Cash and cash equivalents at the beginning of the period	4,387,453	5,127,600
Cash and cash equivalents at the end of the period	3,095,885	4,852,400
Statement of the increase (reduction) in cash	(1,291,568)	(275,200)

APPENDIX 5 — EBITDA

(R$ ‘000, except where otherwise indicated)	1Q19	1Q18
Net Income	(1,229,132)	1,428,472
Net Financial Result	1,936,143	427,430
Income and Social Contribution Taxes	(522,199)	440,978
EBIT	184,812	2,296,880
Depreciation, Amortization and Depletion	2,471,286	1,004,938
EBITDA(1)	2,656,098	3,301,818
EBITDA Margin	46.6%	49.3%

Expenses with Fibria’s transaction	69,373	1,539
Accruals for losses on ICMS credits	35,158	33,860
Sprout cancellation	—	7,366
Property, Plant and Equipment disposal	1,858	8,239
Reconciliation adjustments	—	684
Tax credits/Contingencies reversal	—	(408)
Indemnity - FACEPA	413	—
Equity equivalence	(1,658)	37
Others	2	(853)
Adjusted EBITDA	2,761,244	3,352,282
Adjusted EBITDA Margin	48.5%	50.1%

(1) The Company’s EBITDA is calculated in accordance with CVM Instruction 527 of October 4, 2012.

APPENDIX 6 — Segmented Income Statement

	1Q19				1Q18
Segmented Income Statement (R$ mil)	Pulp	Paper	Non Segmented	Total Consolidated	Pulp	Paper	Non Segmented	Total Consolidated

Net Revenue	4,601,986	1,097,013	—	5,698,999	5,769,493	922,533	—	6,692,026
Cost of Goods Sold	(3,980,057)	(744,838)	—	(4,724,893)	(3,168,314)	(622,758)	—	(3,791,072)
Gross Profit	621,931	352,175	—	974,106	2,601,180	299,775	—	2,900,955
Gross Margin	13.5%	32.1%	0.0%	17.1%	45.1%	32.5%	0.0%	43.3%

Operating Expense/Income	(596,505)	(192,789)	—	(789,294)	(434,403)	(169,902)	—	(604,304)
Selling Expenses	(354,200)	(87,103)	—	(441,303)	(232,674)	(74,127)	—	(306,800)
General and Administrative Expenses	(228,760)	(102,005)	—	(330,765)	(124,665)	(96,656)	—	(221,321)
Other Operating Income (Expenses)	(13,545)	(5,339)	—	(18,884)	(77,064)	934	—	(76,130)
Equity Equivalence	—	1,658	—	1,658	—	(53)	—	(53)
EBIT	25,425	159,387	—	184,812	2,166,777	129,873	—	2,296,650

Depreciation, Amortization & Depletion	2,351,650	119,635	—	2,471,285	894,193	110,746	—	1,004,939

EBITDA	2,377,076	279,022	—	2,656,098	3,060,970	240,672	—	3,301,642
EBITDA Margin (%)	51.7%	25.4%	0.0%	46.6%	53.1%	26.1%	0.0%	49.3%

Adjusted EBITDA(1)	2,471,213	290,030	—	2,761,243	3,109,238	242,993	—	3,352,231
Adjusted EBITDA Margin(1)	53.7%	26.4%		48.5%	53.9%	26.3%		50.1%

Net Financial Result	—	—	(1,936,143)	(1,936,143)	—	—	(157,350)	(157,350)

Earnings Before Taxes	25,425	159,387	(1,936,143)	(1,751,331)	733,750	129,873	(157,350)	706,273

Income and Social Contribution Taxes	—	—	522,199	522,199	(277,752)	—	(163,226)	(440,978)

Net Income (Loss)	25,425	159,387	(1,413,944)	(1,229,132)	1,618,945	129,873	(320,576)	1,428,242
Net Margin	0.3%	14.5%	0.0%	-21.6%	28.1%	14.1%	0.0%	21.3%

(1) Excluding non-recurring items.

Forward-Looking Statements

This release may contain forward-looking statements. Such statements are subject to known and unknown risks and uncertainties that could cause the expectations expressed to not materialize or differ substantially from expected results. These risks include, among others, changes in future demand for the Company’s products, changes in factors affecting domestic and international product prices, changes in the cost structure, changes in the seasonal patterns of markets, changes in prices charged by competitors, foreign exchange variations, changes in the political or economic situation of Brazil, as well as emerging and international markets. The forward-looking statements were not reviewed by our independent auditors.